UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
Amendment No. 3

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

The Allied Defense Group, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

019118108
(CUSIP Number of Class of Securities)

Wynnefield Partners Small Cap Value, L.P. 450 Seventh Avenue, Suite 509 New York, New York 10123 Attention: Mr. Nelson Obus
Copy to: Jeffrey S. Tullman, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 11, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(continued on following pages)

CUSIP No. 019118108	13D/A	Page 2 of Pages 11

1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 13-3688497
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS WC (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES	7. SOLE VOTING POWER 125,500 shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 125,500 shares (See Item 5)
WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,500 Shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1% (See Item 5)
14. TYPE OF REPORTING PERSON PN

CUSIP No. 019118108	13D/A	Page 3 of Pages 11

1. NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS WC (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES	7. SOLE VOTING POWER 197,635 shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 197,635 shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,635 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (See Item 5)
14. TYPE OF REPORTING PERSON CO

CUSIP No. 019118108	13D/A	Page 4 of Pages 11

1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3953291
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS WC (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES	7. SOLE VOTING POWER 200,100 shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 200,100 shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,100 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (See Item 5)
14. TYPE OF REPORTING PERSON PN

CUSIP No. 019118108	13D/A	Page 5 of Pages 11

1. NAME OF REPORTING PERSON: Nelson Obus S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON:
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES	7. SOLE VOTING POWER -0- shares (See Item 5) (1)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 523,235 shares (See Item 5) (1)
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER -0- shares (See Item 5)(1)
WITH	10. SHARED DISPOSITIVE POWER 523,235 shares (See Item 5) (1)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 523,235 shares (See Item 5)(1)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (See Item 5)(1)
14. TYPE OF REPORTING PERSON IN
(1) Mr. Obus may be deemed to have an indirect beneficial ownership in such shares through his positions as a co-managing member of Wynnefield Capital Management, LLC, a principal executive officer of Wynnefield Capital, Inc. Wynnefield Capital Management, LLC holds an indirect beneficial ownership interest in 325,600 shares which are directly owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I. Wynnefield Capital, Inc. holds an indirect beneficial ownership interest in 197,635 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd. As Mr. Joshua H. Landes is a co-managing member of Wynnefield Capital Management, LLC and an executive officer of Wynnefield Capital, Inc., Mr. Obus shares voting and dispositive power with Mr. Landes with regard to any shares beneficially owned by Wynnefield Capital Management, LLC and Wynnefield Capital, Inc.

CUSIP No. 019118108	13D/A	Page 6 of Pages 11

1. NAME OF REPORTING PERSON: Joshua H. Landes S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES	7. SOLE VOTING POWER -0- shares (See Item 5) (1)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 523,235 shares (See Item 5) (1)
EACH REPORTING	9. SOLE DISPOSITIVE POWER -0- shares (See Item 5) (1)
PERSON WITH	10. SHARED DISPOSITIVE POWER 523,235 shares (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 523,235 shares (See Item 5) (1)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (See Item 5) (1)
14. TYPE OF REPORTING PERSON IN
(1) Mr. Landes may be deemed to have an indirect beneficial ownership in such shares through his positions as a managing member of Wynnefield Capital Management, LLC and an executive officer of Wynnefield Capital, Inc. Wynnefield Capital Management, LLC holds an indirect beneficial ownership interest in 325,600 shares which are directly owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I. Wynnefield Capital, Inc. holds an indirect beneficial ownership interest in 197,635 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd. As Mr. Obus is a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc., Mr. Landes shares voting and dispositive power with Mr. Obus with regard to any shares beneficially owned by Wynnefield Capital Management, LLC and Wynnefield Capital, Inc.

CUSIP No. 019118108	13D/A	Page 7 of Pages 11

1. NAME OF REPORTING PERSON: Wynnefield Capital Management LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4018186
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES	7. SOLE VOTING POWER 325,600 shares (See Item 5) (1)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 325,600 shares (See Item 5) (1)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,600 shares (See Item 5) (1)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 5) (1)
14. TYPE OF REPORTING PERSON OO (Limited Liability Company)
(1) Wynnefield Capital Management, LLC, as the general partner of Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I, holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

CUSIP No. 019118108	13D/A	Page 8 of Pages 11

1. NAME OF REPORTING PERSON: Wynnefield Capital, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES	7. SOLE VOTING POWER 197,635 shares (See Item 5)(1)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 197,635 shares (See Item 5)(1)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,635 shares (See Item 5)(1)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (See Item 5)(1)
14. TYPE OF REPORTING PERSON CO
(1) Wynnefield Capital, Inc. as the sole investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd., holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

CUSIP No. 019118108	13D/A	Page 9 of Pages 11

Item 1. Security and Issuer.

This Amendment No. 3 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on November 23, 2005, and as further amended on January 17, 2006 and July 24, 2006, (the "Schedule 13D") by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Capital Management, LLC ("WCM") and Wynnefield Capital, Inc. ("WCI"), with respect to shares of common stock, $0.10 par value (the “Common Stock”), of The Allied Defense Group, Inc., a Delaware corporation with its principal executive offices located at 8000 Towers Crescent Drive, Vienna, VA 22182 (the "Issuer"). In addition to the Wynnefield Group, this Amendment is filed on behalf of Nelson Obus (“Mr. Obus”) and Joshua Landes (“Mr. Landes” and, collectively with Partnership, Partnership-I, Fund, WCM, and Mr. Obus, the "Wynnefield Group"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 4. Purpose of Transaction.

"Item 4. Purpose of Transaction." appearing in the Wynnefield Group’s Schedule 13D is supplemented by adding the following disclosure to the end of such item:

On December 11, 2006, Wynnefield Group and the Issuer entered into a letter agreement (the “Agreement”) to expand the Issuer’s Board of Directors (the “Board”) and immediately appoint Frederick G. Wasserman to serve as a member of the Board as well as a member of the Board’s Audit and Ethics & Governance Committees. The Issuer further agreed to include Mr. Wasserman as a company-nominee in the Issuer’s proxy statement for the upcoming annual meeting of the Issuer’s stockholders, currently scheduled for January 25, 2007 (the “Annual Meeting”). The Wynnefield Group had recommended Mr. Wasserman to the Issuer to serve as an independent director representing the interests of all of the Issuer’s unaffiliated stockholders.

Pursuant to the Agreement, the Wynnefield Group has agreed to: (i) vote at the Annual Meeting all of its shares of Issuer Common Stock in favor of the eight Issuer management nominees (the “Issuer Nominees”) to be included in the Issuer proxy statement; (ii) take no actions inconsistent with the election of the Issuer Nominees at the Annual Meeting; and (iii) be subject to, and comply with, the Issuer’s trading restriction policies applicable to the Issuer’s Board.

Additionally, the Wynnefield Group has subscribed to participate in the Issuer’s private placement of shares of its Common Stock and will purchase approximately 64,000 shares of such shares at $16.71 per share. The closing of the private placement is contingent upon the Issuer receiving approval of the listing of the shares by the American Stock Exchange.

A copy of the Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On December 13, 2006, the Issuer issued a press release confirming the election of Mr. Wasserman to its Board.

The Wynnefield Group expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations and other factors, and evaluate the responses of its management to the needs of the holders of the Common Stock. The Wynnefield Group has and may continue to meet with the Issuer's management and to recommend various strategies for protecting and maximizing shareholder value.

CUSIP No. 019118108	13D/A	Page 10 of Pages 11

The Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended and applicable state securities or "blue sky" laws.

Item 7.  Material to be Filed as Exhibits

                The following exhibit is filed as part of this 13D:

                 Exhibit 99.1   Letter Agreement dated December 11, 2006

CUSIP No. 019118108	13D/A	Page 11 of Pages 11

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: December 11, 2006

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC,
its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC,
its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.,
its Investment Manager

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua H. Landes
Joshua H. Landes, Individually